May 8, 2000



Hvide Marine Incorporated
2200 Eller Drive
Fort Lauderdale, Florida 33316

Ladies and Gentlemen:

We have acted as counsel for Hvide Marine Incorporated, a Delaware corporation (the"Company"), in connection with the sale by certain of its stockholders, pursuant to the Company's registration statement on Form S-3, File No. 333-30390, of the securities being registered thereby (the "Securities"). Based upon our examination of such corporate records and other documents and such questions of law as we have deemed necessary and appropriate, we are of the opinion that the Securities have been duly authorized and are validly issued, fully paid, and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Dyer Ellis & Joseph PC